Sub-Item 77C: Submission of matters to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on February 13, 2006, the following proposals, among others, were voted upon:

The proposal to approve a new Investment Advisory Agreement with Davis-Dinsmore Management Company passed, as 2,990,015 shares voted for, 461,649 shares voted against, 132,817 shares abstained, and 557,582 shares were broker non-votes.

The proposed Agreement of Merger which provides for the reorganization of the Fund as a Delaware statutory trust was approved at the reconvened annual meeting held on March 14, 2006, as 3,738,107 shares voted for, 258,139 shares voted against, 225,244 shares abstained, and 522,456 shares were broker non-votes.